TSX Trading Symbol:	IMG
AMEX Trading Symbol:	I AG
Total Shares Outstanding:	145.5MM
Fully Diluted:	150.8MM
52-Week Trading Range:	Cdn$5.43 - $10.99
FOR IMMEDIATE RELEASE: March 3, 2004	No. 03/ 04

IAMGOLD 2003 YEAR-END FINANCIAL RESULTS

HIGHLIGHTS:

•	2003 attributable production of 421,000 ounces of gold results in a 46% increase compared to 290,000 ounces produced in 2002. Attributable production for the fourth quarter amounted to 108,000 ounces at a cash cost, as defined by the Gold Institute (“GI”), of US$246/oz (YTD US$225/oz).
•

Operating cash flow for the quarter was US$4.0 million (YTD US$30.6 million). In addition, loan repayments received from the Damang operation totaled US$1.7 million for the quarter (YTD US$6.6 million).

•	Consolidated cash and gold bullion position at December 31, 2003 stood at US$114.0 million, including US$100.5 million in cash and gold bullion directly held by the Company and its subsidiaries.
•	A second royalty payment of US$1.1 million was received during the quarter from the Company’s 1% royalty on the Diavik diamond mine.
•	The Company’s gold bullion holdings totals 145,000 ounces with a market value of US$60 million relative to a cost of US$47 million.
•	Joint venture agreement signed with Barrick Gold Corporation on the Company’s 7,500 sq. km Los Menucos exploration project in Argentina.

Consolidated Financial Results Summary (US$000’s):

	Three Months Ended		Year Ended
	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002

Net earnings	$5,213	$(1,484)	$15,039	$5,535
Operating cash flow	$4,011	$2,053	$30,638	$18,937
Net earnings per share	$0.04	$(0.02)	$0.11	$0.07
Operating cash flow per share	$0.03	$0.03	$0.21	$0.25
Gold produced (oz) IMG share	108,341	76,604	421,003	289,794
GI cash cost (US$/oz)	$246	$202	$225	$169
Total production cost (US$/oz)	$319	$283	$292	$240
Average gold revenue (US$/oz)	$397	$330	$366	$313

CONFERENCE CALL

A conference call to review the Corporation’s fourth quarter results will take place on Thursday, March 4, 2004 at 11:00 am EST. Local call-in number: 416-913-8746 and N.A. toll-free: 1-800-814-4857. This conference call will also be audiocast on our website (www.iamgold.com).

A replay of this conference call will be available from Thursday, March 4, 2004 at 11:00 am until Thursday, March 11, 2004 at 1:00 pm by dialing local: 416-640-1917, passcode: 21039576# and NA toll-free: 1-877-289-8525, passcode: 21039576#. A replay will also be available on IAMGOLD’s website.

Management’s Discussion and Analysis of Financial Position
and Results of Operations

The following should be read in conjunction with the Consolidated Financial Statements for December 31, 2003 and related notes thereto which appear elsewhere in this report. All figures in the following sections are in US dollars, unless stated otherwise.

OVERVIEW

IAMGOLD (“IMG” or the “Company”) is a growth-oriented precious metals mining and exploration company. During 2003, the Company held interests in four operating gold mines in West Africa and certain diamond and gold royalties and conducted exploration activities in South America and West Africa.

Effective January 8, 2003, IAMGOLD completed a business combination with Repadre Capital Corporation (“Repadre”). Under the terms of the arrangement, 63.0 million common shares of IAMGOLD were issued to Repadre shareholders and Repadre became a wholly-owned subsidiary of the Company. The purchase consideration for the transaction was $218.3 million, including acquisition costs of $0.8 million (refer to Notes to the Consolidated Statements - note 2).

Summarized Financial Results
(in US$000’s except where noted)

2003		2002	2001

Cash and gold bullion	$113,958	$46,413	$31,365
Net working capital	118,539	56,884	25,807
Total assets	451,141	190,638	176,598
Non-recourse loans payable	11,342	13,091	26,617

Gold sales	96,607	89,824	81,655
Royalty revenues	4,504	-	-
Earnings from working interests	9,650	-	-

Net earnings	15,039	5,535	10,948
Basic net earnings per share	0.11	0.07	0.15
Diluted net earnings per share	0.10	0.07	0.15

Cash dividends declared per share (Cdn$)	0.06	0.05	0.05

Operating cash flow	30,638	18,937	26,432
Operating cash flow per share (basic & diluted)	0.21	0.25	0.36

Gold produced (000 oz - IMG share)	421	290	256
Weighted average GI cash cost (US$/oz - IMG share)*	225	169	138
Gold spot price (US$/oz)**	363	310	271

*	Weighted average GI cash cost is a non-GAAP measure, calculated in accordance with the Gold Institute Standard wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Refer to individual mining operating results sections for mine GI cash costs and reconciliations to GAAP. 2002 and 2001 do not include Tarkwa and Damang.
**	Average gold price as per the London PM fix.

IAMGOLD CORPORATION	2

Net earnings for 2003 were $15.0 million or $0.11 per share compared to $5.5 million or $0.07 per share for 2002. The increase in earnings is largely attributable to the contribution from the Repadre assets purchased in January 2003. Earnings from the Sadiola and Yatela mining operations were lower by $5.0 million in 2003 due to production shortfalls experienced at the Yatela operations.

Quarterly Financial Review
(in US$000’s except where noted)

Net earnings for the fourth quarter of 2003 were $5.2 million or $0.04 per share compared to a loss of $1.5 million for the fourth quarter of 2002.

Quarterly earnings for 2003 have been restated to reflect increased provisions for future income tax. Under Canadian GAAP, the liability for future income tax must be marked-to-market at current exchange rates in each reporting period. As the Canadian dollar experienced dramatic appreciation over the year, a $3.7 million or $0.03 per share non-cash charge has been taken against the foreign exchange account for the year due to the translation of the Company’s Canadian-based future tax liability into US dollars. $2.9 million of this loss occurred during the first and second quarters and quarterly results have been restated accordingly.

2003	Q1	Q2	Q3	Q4	Total

Revenue	$23,842	$24,179	$23,763	$29,327	$101,111
Net earnings*	3,405	2,020	4,401	5,213	15,039
Basic earnings per share*	0.03	0.01	0.03	0.04	0.11
Diluted earnings per share*	0.02	0.01	0.03	0.04	0.10
Operating cash flow	12,292	7,850	6,485	4,011	30,638
Operating cash flow per share (basic & diluted)	0.09	0.05	0.04	0.03	0.21

2002	Q1	Q2	Q3	Q4	Total

Revenue	$21,289	$19,291	$24,505	$24,739	$89,824
Net earnings	3,973	1,230	1,816	(1,484)	5,535
Basic and diluted earnings per share	0.05	0.02	0.02	(0.02)	0.07
Operating cash flow	8,833	3,577	4,474	2,053	18,937
Basic and diluted operating cash flow per share	0.12	0.05	0.06	0.02	0.25

* Restated to reflect a change in accounting estimates relating to future income taxes.

IAMGOLD CORPORATION	3

Results of Operations

As the business combination with Repadre occurred in January 2003, information on operations on the assets acquired is provided on a pro forma basis for 2002 periods.

SADIOLA MINE (IAMGOLD interest – 38%)

The Company owns a 38 percent interest in a Malian registered company, La Société d’Exploitation des Mines d’Or de Sadiola S.A. (“Sadiola”). Sadiola holds the mining permits for the Sadiola mine in western Mali. AngloGold Ltd. (“AngloGold”) owns 38 percent of Sadiola, the Republic of Mali holds 18 percent and International Finance Corporation (“IFC”), an affiliate of the World Bank, holds the remaining 6 percent. AngloGold is the mine operator.

A summary of significant operating statistics at Sadiola is provided in the table below:

Summarized Results
100% Basis

	2003					2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total

Waste mined (000t)	2,790	2,710	2,980	2,960	11,440	8,970
Marginal ore mined (000t)	550	340	220	370	1,480	1,410
Ore mined (000t)	1,160	1,790	750	2,030	5,730	6,380
Total material mined (000t)	4,500	4,840	3,950	5,360	18,650	16,760
Strip Ratio*	2.9	1.7	4.3	1.6	2.3	1.6

Ore milled (000t)	1,190	1,290	1,240	1,350	5,070	5,050
Head grade (g/t)	3.1	2.6	2.7	3.7	3.0	3.5
Recovery (%)	86	93	92	84	88	84

Gold production - 100% (000 oz)	104	105	111	132	452	480
Gold sales - 100% (000 oz)	113	101	105	134	453	477

Gold revenue (US$/oz)**	369	359	365	402	376	314
Direct cash costs (US$/oz)	216	208	187	227	210	153
Production taxes (US$/oz)	23	20	20	24	22	18
Total cash costs (US$/oz)	239	228	207	251	232	171
Stockpile adjustments (US$/oz)	(28)	(11)	(9)	(25)	(19)	(8)
GI cash cost (US$/oz)	211	217	198	226	213	164

GI cash cost (US$000)	21,872	22,666	21,984	29,907	96,429	78,545
IMG share - 38% (US$000)	8,311	8,613	8,354	11,365	36,643	29,847
GAAP Reconciling items (US$000)***	837	(839)	(513)	(160)	(675)	(224)
Mining expense (US$000)	9,148	7,774	7,841	11,205	35,968	29,623

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
***	GAAP reconciling items are made up of stock movement, mine interest, exploration and consolidation adjustments.

IAMGOLD CORPORATION	4

In general, the Sadiola operations reached their budgeted production level for 2003 but operating costs were higher than anticipated.

The Company’s average gold revenue at Sadiola of $376 per ounce in 2003 was higher than the $314 per ounce achieved in 2002. The premium above the average spot price of $367 per ounce in 2003 ($310 per ounce in 2002) resulted from the amortization of deferred hedge revenue from previously crystallized financial instruments.

Gold production at Sadiola was 6% lower in 2003 than 2002. This decrease is attributable to lower ore grades delivered to the mill, which, at 3.0 g/t for the year, was in line with the average reserve grade. The lower grade was offset somewhat by significantly improved mill recoveries for the year for the sulphide ores processed. During the fourth quarter, however, recoveries on sulphide ore slipped below 80% due to mechanical problems (now rectified) at the oxygen plant, which resulted in insufficient oxygen being delivered to the process.

Cash costs increased in 2003 due to higher mining costs due to harder ore, the higher cost of diesel fuel, and the higher cost of labour and certain supplies which were euro or rand related rather than US dollar related. This trend continued during the fourth quarter of 2003.

Additions to fixed assets at Sadiola in 2003 were $4.3 million and were expended on a variety of small capital projects. 2002 asset additions were $10.4 million, $7.6 million of which was spent on the sulphidic ore treatment plant and the remaining $2.8 million on various smaller capital projects. Exploration expenditures in 2003 were $7.9 million (2002 - $6.2 million), $3.3 million (2002 - $2.0 million) of which was spent on the deep sulphide project and $3.9 million ($3.9 million) was spent on oxide programs.

During 2003, $41.0 million (2002 - $20.0 million) of profit distributions were paid to shareholders. The Company’s share of these distributions was $15.6 million (2002 - $7.6 million). Operating cash flow (excluding changes in working capital) for 2003 at Sadiola was $71.9 million (2002 - $71.6 million) and cash balances at Sadiola as at December 31, 2003 were $30.5 million (2002 - $16.5 million). In January 2004, Sadiola distributed an additional profit distribution of $7.0 million (Company share - $2.7 million) to its shareholders.

At December 31, 2003, Sadiola’s financial instrument position consisted of call options on 30,000 ounces (Company share - 11,400 ounces) of gold expiring in 2004 at an average price of $385, carrying a mark-to-market loss of $1.4 million (Company share - $0.5 million).

For 2004, Sadiola is budgeted to produce 465,000 ounces of gold at a total direct cash cost of $210 per ounce and a total operating cash cost, as defined by the Gold Institute, of $215 per ounce. The production increase of 3 percent compared to 2003 results primarily from a higher level of ore being processed through the mill. Unit direct cash costs are expected to be comparable to 2003 levels. Over the past six months, the feasibility of mining the deposit using company-owned mining equipment operated by company personnel as opposed to continuing with a mining contractor has been studied and a final decision on this option will be made in the near future. A switch to owner mining will require capital expenditures on the order of $50 to $55 million. Operating costs would be lower in the longer term but there is a risk of incurring higher mining costs during the transition period. The mining contract with the current contractor has been extended to year-end 2004 to facilitate the decision.

IAMGOLD CORPORATION	5

YATELA MINE (IAMGOLD interest – 40%)

The Company owns an indirect 40 percent interest in a Malian registered company, La Société d’Exploitation des Mines d’Or de Yatela S.A. (“Yatela”). Yatela holds the mining and exploration permits for the Yatela mine in western Mali, 25 kilometres north of the Sadiola mine. AngloGold also owns an indirect 40 percent interest in Yatela and the Republic of Mali holds the remaining 20 percent. AngloGold is the mine operator.

A summary of significant operating statistics at Yatela is provided in the table below:

Summarized Results
100% Basis

	2003					2002
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total

Waste mined (000t)	3,530	3,750	3,560	7,890	18,730	15,910
Marginal ore mined (000t)	260	160	180	520	1,120	600
Ore mined (000t)	570	550	350	800	2,270	2,290
Total material mined (000t)	4,360	4,460	4,090	9,210	22,120	18,800
Strip Ratio*	6.6	7.1	10.7	10.5	8.7	7.2

Ore crushed (000t)	740	700	470	680	2,590	2,810
Head grade (g/t)	2.8	3.8	2.3	2.2	2.8	3.6
Gold stacked (oz)	67	85	35	49	236	327

Gold production - 100% (000 oz)	53	75	48	42	218	269
Gold sales - 100% (000 oz)	54	70	53	45	222	265

Gold revenue (US$/oz)**	355	346	358	395	361	311
Direct cash costs (US$/oz)	210	172	247	444	249	168
Production taxes (US$/oz)	23	20	24	26	23	19
Total cash costs (US$/oz)	233	192	271	470	272	187
Accounting adjustments (US$/oz)***	(20)	11	(7)	(134)	(28)	(10)
GI cash cost (US$/oz)	213	203	264	336	244	177

GI cash cost (US$000)	11,400	15,231	12,743	13,874	53,248	47,589
IMG share - 40% (US$000)	4,560	6,092	5,097	5,550	21,299	19,036
GAAP Reconciling items (US$000)****	247	(218)	(49)	457	437	854
Mining expense (US$000)	4,807	5,875	5,048	6,006	21,736	19,890

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales divided by ounces of gold sold.
***	Accounting adjustments are made up of stockpile, gold in process, and deferred stripping adjustments.
****	GAAP reconciling items are made up of stock movement, mine interest and consolidation adjustments.

The sales price for gold at Yatela averaged $361 per ounce in 2003 compared to $311 per ounce in 2002. The mine had no exposure to any financial instrument over either reporting period.

Production for the fourth quarter at Yatela was 42,000 ounces of gold. For the year, production totaled 218,000 ounces, 19% lower than in 2002 and 7% below budget. The lower production was partially anticipated as the mine plan progressed through an area of ore at a lower grade than Yatela’s Dec. 31, 2002

IAMGOLD CORPORATION	6

reserve grade of 3.5 g/t. However, a severe rainy season in Mali, coincided with the commissioning of a new crusher circuit and new leach pads causing problems in these areas which further reduced production levels, particularly in the third and fourth quarters. In 2003, approval was given to develop the nearby Alamoutala deposit and production from the Alamoutala pit began in August 2003. Production from Alamoutala will continue during the first half of 2004 and will supplement ore provided from the main Yatela pit. Cumulative gold recovery from start-up to the end of 2003 is in line with expectations at 82.4%.

Cash costs at Yatela were higher due to the higher cost of diesel fuel, labour and certain supplies purchased in euro-related or rand-related currencies and higher costs from the Alamoutala pit due to longer haulage distances. Per ounce cash costs were particularly impacted as a result of lower production levels.

Capital expenditures at Yatela totaled $13.6 million (2002 - $8.7 million), $5.7 million (2002 - $0.5 million) of which was spent on the development of Alamoutala, $3.4 million (2002 - $4.5 million) on the expansion of leach pads, $2.2 million on the crusher installation and $1.1 million (2002 - $0.6 million) on exploration. The remaining $1.2 million (2002 - $3.1 million) was spent on project construction costs and various small capital projects.

During 2003, principal repayments on loans provided to construct the project totaled $11.3 million (2002 - $18.5 million). The Company received $3.5 million (2002 - $6.5 million) of this amount. Total project loans that remain outstanding at year-end 2003 total $76.9 million (2002 - $85.8 million). After the project investment is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the Government of Mali will receive the remaining 20%.

Operating cash flow (excluding changes in working capital) for 2003 at Yatela was $28.0 million (2002- $34.8 million) (100% basis) and cash balances at Yatela as at December 31, 2003 were $4.5 million (2002 - $9.2 million).

For 2004, Yatela is budgeted to produce 275,000 ounces of gold at a total direct cash cost of $230 per ounce and a total operating cash cost, as defined by the Gold Institute, of $225 per ounce. Production is expected to revert to these more normal, longer-term levels compared to 2003 when the operations mined through a lower grade portion of the orebody and experienced significant production problems associated with the installation of a new crusher system and higher than normal rainfall during the wet season. The nearby Alamoutala deposit, brought into production in 2003, will be depleted as planned in the third quarter of 2004.

IAMGOLD CORPORATION	7

TARKWA MINE (IAMGOLD interest – 18.9%)

As a result of the business combination with Repadre, the Company owns an 18.9 percent interest in a Ghanaian registered company, Gold Fields Ghana Limited (“GFGL”). GFGL holds the mining and exploration permits for the Tarkwa mine in Ghana. Gold Fields Limited (Gold Fields) also owns 71.1 percent interest in GFGL and the Government of Ghana holds the remaining 10 percent. Gold Fields is the mine operator.

A summary of significant operating statistics at Tarkwa is provided in the table below:

Summarized Results
100% Basis

	2003					2002#
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total

Waste mined (000t)	6,830	6,820	9,110	8,880	31,640	27,600
Marginal ore mined (000t)	40	30	40	130	240	300
Ore mined (000t)	3,970	4,090	4,380	4,160	16,600	15,430
Total material mined (000t)	10,840	10,940	13,530	13,170	48,480	43,330
Strip Ratio*	1.7	1.7	2.1	2.2	1.9	1.8

Ore crushed (000t)	3,850	3,720	4,080	3,920	15,570	15,105
Head grade (g/t)	1.4	1.4	1.4	1.4	1.4	1.6
Gold stacked (000 oz)	172	162	185	191	710	753
Expected yield (%)	74	75	75	73	74	76

Gold production & sales - 100% (000 oz)	136	129	148	142	555	524

Gold revenue (US$/oz)**	342	336	361	391	358	304
Direct cash costs (US$/oz)	187	204	200	215	201	194
Production taxes (US$/oz)	11	10	11	12	11	9
Total cash costs (US$/oz)	198	214	211	226	212	203
Gold-in-process adjustments (US$/oz)	14	9	10	13	12	(16)
GI cash cost (US$/oz)	212	223	221	240	224	187

Gold revenue less GI cash cost (US$000)	17,715	14,592	20,628	21,411	74,346
IMG share - 18.9%(US$000)	3,348	2,758	3,899	4,047	14,052
GAAP Reconciling items (US$000)***	(1,844)	(1,684)	(1,868)	(1,917)	(7,313)
Earnings from working interest (US$000)	1,504	1,074	2,031	2,130	6,739

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
***	GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.
#	Shown on a pro forma basis for 2002.

The Company’s average gold revenue at Tarkwa was $363 per ounce in 2003. The discount below the average spot price of $364 per ounce in 2003 resulted from the amortization of deferred hedge revenue from previously crystallized financial instruments. The remaining $1.7 million of deferred hedge revenue will be brought into income in 2004.

IAMGOLD CORPORATION	8

Gold production at Tarkwa was 6% higher in 2003 than 2002. This increase is generally attributable to continuous efficiency improvements at all aspects of the operation.

Per ounce cash costs increased in 2003 due to additional definition drilling to enhance mineral resources and a 12% increase in material mined.

During May, the decision was made i) to construct a milling circuit at Tarkwa, and ii) to mine the deposit with company personnel and company-owned mining equipment rather than using a mining contractor. The 4.2 million tonne per annum mill was budgeted at $85 million to construct. The initial fleet of mining equipment was forecast to cost $75 million. The effect of these investments will be: i) an increase in the sustainable production rate to between 600,000 and 700,000 ounces per year, ii) an extension of the mine life, and iii) a lowering of the mining costs.

Total capital expenditures at Tarkwa in 2003 were $57.2 million, $28.9 million of which was spent on the construction of the new mill, $3.7 million was spent on the new mining fleet, $9.3 million was spent on leach pad expansions and $15.4 million was spent on various smaller capital projects.

During 2003, a $20.0 million profit distribution was paid to the mine shareholders. The Company’s share of these distributions was $4.0 million. From this amount, the Company remitted $2.7 million to the mine as its share of a cash call for the Tarkwa mill expansion, resulting in net distributions received from Tarkwa of $1.3 million in 2003. Operating cash flow (excluding changes in working capital) for 2003 at Tarkwa was $74.6 million (100% basis) and cash balances at Tarkwa as at December 31, 2003 were $30.1 million.

For 2004, Tarkwa is expected to produce 595,000 ounces of gold at a total direct cash cost of $210 per ounce and a total operating cash cost, as defined by the Gold Institute, of $220 per ounce. This production level is 7% greater than in 2003 as tonnes heaped leached will be higher and some production will be derived from the new CIL mill. The final cost of the new mill is expected to be 5% to 10% over the budget of $85 million primarily due to an increase in the cost of equipment not purchased in US$. Mill commissioning is expected during the second half of the year. At mid-year, mining operations will switch from contract mining to owner-operated mining. This project is on schedule and on budget.

IAMGOLD CORPORATION	9

DAMANG MINE (IAMGOLD interest – 18.9%)

As a result of the business combination with Repadre, the Company owns an 18.9 percent interest in a Ghanaian registered company, Abosso Goldfields Limited (“Abosso”). Abosso holds the mining and exploration permits for the Damang mine in Ghana. Gold Fields also owns 71.1 percent interest in GFGL and the Government of Ghana holds the remaining 10 percent. Gold Fields is the mine operator.

A summary of significant operating statistics at Damang is provided in the table below:

Summarized Results
100% Basis

	2003					2002#
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total

Waste mined (000t)	3,530	3,720	2,600	2,400	12,250	12,120
Ore mined (000t)	1,120	1,440	1,410	1,280	5,250	4,300
Total material mined (000t)	4,650	5,160	4,010	3,680	17,500	16,420
Strip Ratio*	3.2	2.6	1.8	1.9	2.3	2.8

Ore milled (000t)	1,230	1,310	1,180	1,360	5,080	4,290
Head grade (g/t)	2.2	2.1	2.0	2.0	2.1	2.3
Recovery (%)	91	92	92	90	91	90

Gold production & sales - 100% (000 oz)	77	78	70	78	303	287

Gold revenue (US$/oz)**	349	345	359	393	362	309
Direct cash costs (US$/oz)	215	226	218	202	215	211
Production taxes (US$/oz)	11	10	11	12	11	9
Total cash costs (US$/oz)	226	236	229	214	226	220
Gold-in-process adjustments (US$/oz)	21	(18)	(1)	15	4	6
GI cash cost (US$/oz)	247	218	228	229	230	226

Gold revenue less GI cash cost (US$000)	7,898	9,922	9,210	12,679	39,709
IMG share - 18.9% (US$000)	1,493	1,875	1,741	2,396	7,505
GAAP Reconciling items (US$000)***	(1,138)	(1,257)	(1,295)	(904)	(4,594)
Earnings from working interest (US$000)	355	618	446	1,492	2,911

*	Strip ratio is calculated as waste divided by full-grade ore.
**	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
***	GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.
#	Shown on a pro forma basis for 2002 for 11 months only.

In general, performance at the Damang operation was above expectation in almost all categories.

The average gold sales price at Damang was $362 per ounce in 2003. The mine had no exposure to any financial instruments during the year or in future.

Gold production at Damang for 2002 is not directly comparable to 2003 as it is for an eleven month period only.

IAMGOLD CORPORATION	10

Per ounce cash costs increased only minimally in 2003, primarily due to higher volumes being mined from satellite orebodies rather than from the main orebody.

Total capital expenditures at Damang in 2003 were $2.8 million for a variety of small capital projects. Exploration expenditures were $3.0 million for the year.

During 2003, shareholder loans were fully repaid. Total repayments were $34.3 million, of which $6.6 million was the Company’s share. Future distributions from Damang will be received as dividends. Operating cash flow (excluding changes in working capital) for 2003 at Damang was $36.7 million (100% basis) and cash balances at Damang as at December 31, 2003 were $14.3 million.

For 2004, Damang is expected to produce 265,000 ounces of gold at a total direct cash cost of $210 per ounce and a total operating cash cost, as defined by the Gold Institute, of $235 per ounce. The production decrease is attributable to the processing of lower grade ores as the higher grade ores have been depleted.

IAMGOLD ATTRIBUTABLE PRODUCTION AND COSTS

The table below presents the production attributable to IAMGOLD’s ownership in the four operating gold mines in West Africa along with the weighted average cost of production.

IAMGOLD Basis

	2003					2002
Production (000 oz)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total

Sadiola - 38%	40	40	42	50	172	182
Yatela - 40%	21	30	19	17	87	107
Tarkwa - 18.9%	26	25	28	27	105	-
Damang - 18.9%	15	14	14	14	57	-
Total production	101	109	103	108	421	289

GI cash cost
Sadiola - 38%	211	217	198	226	213	164
Yatela - 40%	213	203	264	336	244	177
Tarkwa - 18.9%	212	223	221	240	224	-
Damang - 18.9%	247	218	228	229	230	-
Weighted average	217	215	221	246	225	169

The Company’s attributable share of gold production in 2004 from the above four operating mines is expected to be 445,000 ounces of gold at a total direct cash cost of $215 per ounce and a total operating cash cost, as defined by the Gold Institute, of $220 per ounce.

CORPORATE RESULTS

Mining Interests

	2003					2002
(US$ 000’s)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total

Gold sales	$ 23,529	$ 23,514	$ 22,117	$ 27,447	$ 96,607	$ 89,824
Mining expense	13,955	13,649	12,889	17,211	57,704	49,513
Depreciation and depletion	5,386	5,503	6,129	6,819	23,837	20,588

Earnings from mining interests	$ 4,188	$ 4,362	$ 3,099	$ 3,417	$ 15,066	$ 19,723

IAMGOLD CORPORATION	11

The Company records its proportionate share of assets, liabilities and results from operations from its joint venture interests in the Sadiola and Yatela mines.

The Company’s 2003 consolidated gold revenue was 8% higher than 2002. The increase is a result of consolidated revenue of $371 per ounce in 2003 being 19% higher than the $313 per ounce achieved during 2002, net of a 10% decrease in attributable production at Sadiola and Yatela. The Company recorded an increase to gold revenue of $1.8 million in 2003 (2002 - $1.8 million) to reflect the amortization of the deferred hedge revenue from previously crystallized financial instruments at Sadiola and also recorded a reduction to gold revenue of $0.3 million in 2003 (2002 - $0.2 million) to reflect its share of the change in the mark-to-market loss on Sadiola call options at December 31, 2003. All Yatela sales were made at spot prices.

The Company’s share of Sadiola and Yatela operating expenses was 17% higher in 2003 than 2002. The increase is a result of a higher amount of material mined and higher unit costs at both mines. Total consolidated cash costs at Sadiola and Yatela in 2003 of $224 per ounce increased from $169 per ounce 2002. Costs increased as a result of higher fuel and reagent costs and the depreciation of the US$ at both mines, harder ore at Sadiola and longer haulage distances for Alamoutala at Yatela.

In 2003, the Company expensed $0.2 million (2002 - $0.8 million) for exploration at the mine level in accordance with Canadian accounting policies. All other exploration expenditures at Sadiola and Yatela were capitalized.

Depreciation was 16% higher in 2003 than in 2002 due mostly to Alamoutala costs at Yatela being depreciated over the economic life of the Alamoutala deposit versus the Yatela mine life.

Current income taxes include $4.3 million (2002 - $3.0 million) relating to the Sadiola operations, beginning on March 1, 2002 when Sadiola’s five-year tax holiday ended. Yatela is currently not subject to income taxes as it is currently in a five-year tax holiday, ending July 3, 2006.

Working Interests

	2003
(US$ 000’s)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total

Tarkwa	$1,504	$1,074	$2,031	$2,130	$6,739
Damang	355	618	446	1,492	2,911

Earnings from working interests	$1,859	$1,692	$2,477	$3,622	$9,650

The Company records on its consolidated statement of earnings the proportionate share of the profits from its working interests in the Tarkwa and Damang mines.

The two working interests are recorded on the balance sheets at their fair values acquired at the time of the business combination with Repadre. The Company’s share of the amortization and depreciation expense recorded in the determination of the above earnings was $6.5 million.

IAMGOLD CORPORATION	12

Royalty Interests

	2003
(US$ 000’s)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total

Gold royalties
Revenue	$313	$665	$632	$760	$2,370
Amortization	224	434	441	487	1,586

Diamond royalties
Revenue	-	-	1,014	1,120	2,134
Amortization	-	-	568	561	1,129

Earnings from royalty interests	$89	$231	$637	$832	$1,789

Royalty income from the Diavik project, which recorded its initial sales during 2003, was $2.1 million. For 2004, royalty income from the Diavik mine will increase as the mine should be at full production levels for the majority of the year. The recorded amount for royalty income is based upon sales during the year. As the amount of royalty payable is based upon production, the Company may be recording additional royalty income in 2004 attributable to production held in inventory at year-end 2003.

Royalty revenues were recorded in 2003 from the following gold royalty interests: the Williams mine in northern Ontario; the Joe Mann mine in Quebec; the Limon mine in Nicaragua; the Vueltas del Rio mine in Honduras; the Magistral mine in Mexico; and the Don Mario mine in Bolivia. The Company expects royalty income for 2004 from these mines to be at comparable levels to 2003.

Royalty interests have been recorded on the balance sheet of the consolidated Company at their estimated fair values, which is amortized over the expected production remaining at those operations.

EXPLORATION PROPERTIES

During 2003, the Company spent $5.5 million (2002 - $6.1 million) to advance various exploration properties in South America and Africa. All exploration expenditures, outside of operating mines, were expensed. Despite a reduction in the 2003 budget, by establishing joint ventures with major companies, the Company was able to maintain its high level of exposure to advanced drill-stage projects.

Ecuador

Total exploration spending was $2.1 million in 2003 (2002 - $1.5 million).

At IAMGOLD’s 100%-owned Quimsacocha property, 6,600m of diamond drilling in 20 holes were completed in 2003. Significant gold, silver and copper mineralization in veins has been outlined over a strike-length of 300m and the next round of drilling will test strike extensions.

A revised geological model for the mineralization at Retazos was tested with five diamond drill holes. Assay results were low and a decision was taken to do no further work. A deal was signed with an Ecuadorian company exploring in the area, whereby IAMGOLD can earn a 3% royalty on certain of the Retazos properties.

At Norcay, 100%-owned by IAMGOLD, the initial 2,000m diamond drill program confirmed the presence of gold mineralization in a multi-vein system. A joint venture partner is being sought to fund further drilling.

The Condor JV with Gold Fields in the south of Ecuador drilled the El Mozo property in 2003. Gold mineralization was encountered in most holes but values were low and Gold Fields decided to do no further work on the property. IAMGOLD, using its own funding, plans to drill El Mozo in the first quarter of 2004. The Condor JV will drill test another property, Cañicapa, in 2004.

IAMGOLD CORPORATION	13

Argentina

Total exploration spending was $1.2 million in 2003 ($1.7 million in 2002).

A diamond drill program (2,238m in 11 holes) was carried out at Cerro Tornillo on La Esperanza property. The drilling successfully demonstrated the existence of an intrusive diatreme breccia containing low gold values. A joint venture partner for the project is being sought.

An exploration joint venture on the Los Menucos project was signed with Barrick Gold Corporation. The latter will fund further exploration and the Company anticipates a drill program on the property in the second quarter of 2004.

Brazil

Total exploration expenditures amounted to $0.8 million in 2003 ($1.1 million in 2002).

At the Tocantins project, a 50/50 JV between the Company and AngloGold, reverse circulation drilling was carried out at Nova Prata (2,350m in 40 holes) and Chapada North (2,647m in 55 holes) in 2003. Follow-up exploration on other targets is planned for 2004.

The Company and AngloGold Brazil Ltda. signed the Gandarela JV agreement whereby the latter will fund exploration on what was previously referred to as the Moeda project. A 6,000m diamond drill program commenced in the third quarter of 2003 and in early 2004 three drills were working on the property.

Senegal

The Company spent $1.1 million on the Bambadji and Daorala-Boto properties in 2003 ($1.3 million in 2002).

A 12,000m/186 hole reverse circulation drill program completed in 2003 gave some of the most encouraging results ever obtained from the Bambadji project. The best results came from the structurally complex BA target where significant mineralization was intersected in two areas 800m apart. A joint venture partner is being sought to aggressively follow-up on these and other targets.

Mali

The Company spent $0.02 million on direct exploration in the second half of 2003. This expenditure was for the compilation of various datasets of geological, geochemical and geophysical information covering southern Mali for the purpose of identifying properties with exploration potential.

ADMINISTRATION AND OTHER COSTS

Corporate administration expenses in 2003 were $6.6 million (2002 - $3.5 million). The increase is primarily attributable to the larger organization that resulted from the acquisition of Repadre in January, 2003. In the second quarter of 2003, the Company’s head office was consolidated into one location, relieving the Company of the expense associated with maintaining two offices. In addition, the Company incurred $1.0 million of restructuring charges related to the acquisition of Repadre.

In 2002, the Company accrued a $2.9 million expense item as a result of the decision in the Kinbauri Gold Corporation (Kinbauri) litigation. The decision awarded Kinbauri Cdn$1.7 million related to damages, 10% simple interest from the commencement of the action and payment of Kinbauri’s legal costs. To date, both parties have appealed the judgment and the appeals are expected to be heard in April 2004.

Foreign exchange losses were $0.6 million in 2003 (2002 - gain of $0.05 million). The Cdn$/US$ exchange rate at the beginning of 2003 was 1.59 and strengthened throughout the year to end at 1.30. As a result, foreign exchange gains of $2.4 million were generated on translation of the Company’s cash

IAMGOLD CORPORATION	14

balances denominated in Canadian dollar balances into US dollars for financial statement purposes. Canadian dollar cash balances were substantially higher in 2003 as a result of the acquisition of Repadre. This gain was more than offset by a $3.0 million non-cash foreign exchange loss due to the translation of the Company’s Canadian based future tax liability into US dollars. Corporate investment income of $2.4 million (2002 - $0.5 million) increased mainly due to gains on sales of marketable securities and interest income earned on additional cash balances acquired from Repadre.

INCOME TAXES

Income tax expense of $0.2 million was recorded for 2003 (2002 - $2.2 million). The current amount of $4.6 million for 2003 is primarily composed of $4.3 million of income taxes relating to profits on the Sadiola operations and paid to the government of Mali. The recovery of future tax in the amount of $4.4 million for 2003 is primarily composed of the following:

•

The federal government introduced measures to reduce corporate income tax rates from 28% to 21% and to phase out the resource allowance, both over a five-year period. Accordingly the Company reduced its provision on the balance sheet for future income tax and recognized a one-time non-cash income tax recovery of $2.5 million in the fourth quarter.

•

In November, the Government of Ontario amended provincial income tax rates to increase to 14% effective January 1, 2004 rather than decrease to 8% by 2007. Accordingly the Company increased its provision on the balance sheet for future income tax and recognized a one-time non-cash income tax expense of $2.9 million in the fourth quarter.

•	A future tax recovery of $3.2 million relating to the tax effect on reduced estimates of Sadiola profits attributable to Canada was recorded during 2003.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

Working Capital

The Company’s consolidated working capital position at December 31, 2003 is set out below (in $ millions):

	2003	2002

Working Capital	$ 118.5	$ 56.9
Current Ratio	5.3	4.4

Cash

Consolidated cash balances totaled $66.7 million at year end 2003 compared to $15.8 million at year-end 2002, and can be segmented as follows (in $ millions):

	2003	2002

Joint venture cash	$ 13.5	$ 10.0
Corporate cash	53.2	5.8
Total	$ 66.7	$ 15.8

Joint venture cash represents the Company’s proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

IAMGOLD CORPORATION	15

Corporate cash in 2003 increased by $47.4 million (2002 decreased by $8.2 million). Cash flows that determined this increase (decrease) can be shown as below (in $ millions):

	2003	2002

Inflows
Net cash acquired from Repadre	$ 34.2	$ -
Sadiola cash receipts	15.6	7.6
Share issuances, net of share issue costs	8.3	21.2
Damang cash receipts	6.6	-
Royalties received, net of withholding taxes	4.3	-
Yatela cash receipts, net of repayments to AngloGold	3.5	6.5
Foreign exchange gain on cash balances	2.4	-
Proceeds from sale of marketable securities	3.0	-
Tarkwa cash receipts, net of cash calls	1.3	-
Interest income	0.9	0.4
Proceeds from sale gold bullion	-	1.5
Other	-	0.5

	$ 80.1	$ 37.7

Outflows
Gold bullion purchase	$ 16.2	$ 32.0
Corporate administration	7.3	3.5
Exploration and exploration administration	5.5	6.1
Dividends	2.5	2.3
Investment and merger transaction costs	-	0.8
Yatela project funding	-	0.7
Other	1.2	0.5

	$ 32.7	$ 45.9

Net Inflow (Outflow)	$ 47.4	$ (8.2)

Gold Bullion

At the end of 2003, the Company held 144,743 ounces (2002 - 97,381 ounces) of gold bullion with an average cost of $327 per ounce (2002 - $314 per ounce) resulting in a total cost base of $47.3 million (2002 - $30.6 million) and a total market value of $60.4 million ($417 per ounce) (2002 - $33.4 million ($343 per ounce)).

Other Working Capital Items

Current accounts receivable increased by $4.0 million in 2003 ($6.3 million increase in 2002). $1.6 million relates to receivables from royalty interests and $0.6 million relates to corporate tax refunds receivable. Most of the remaining increase relates to rebates due from the Mali Government on diesel fuel purchases. During the fourth quarter of 2003, the Company reclassified its long-term receivables relating to value added taxes receivable from the Mali Government at Sadiola to current receivables as amounts relate to current items and are expected to be collected within 12 months.

Financial Instruments

As at December 31, 2003, call options for an aggregate of 30,000 ounces of gold (Company’s share 11,400 ounces) were outstanding at an average price of US$385 per ounce in respect of the Sadiola gold mine. There are no financial instruments in place for the Yatela, Tarkwa and Damang mines and there are no plans to put any further financial instruments in place at this time.

IAMGOLD CORPORATION	16

The Company’s functional currency is United States dollars. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

Contractual Obligations

A summary of the Company’s contractual obligations is presented in tabular form below (in $ millions).

	Payments due by period
	Total	Less than 1 yr	1-3 yrs	4-5 yrs	After 5 yrs

Long-Term Debt	11.3	3.0	8.3	-	-
Operating Lease Obligations	0.9	0.3	0.5	0.1	-
Purchase Obligations	8.9	3.0	5.9	-	-
Rehabilitation	11.1	0.5	1.5	3.5	5.6

Total Contractual Obligations	32.2	6.8	16.2	3.6	5.6

Long-Term Debt

The Company’s long-term loans payable at December 31, 2003 of $11.3 million (2002 - $13.1 million) relate to Yatela loans from AngloGold to the Company for construction of the Yatela mine. These loans are non-recourse to the Company and are only secured against cash flows of the Yatela mine. These loans have no fixed repayment schedule. The timing of the repayments shown in the table above is based on the cash flow generation ability of the Yatela operations. During 2003, $1.8 million (2002 - $2.0 million) of the outstanding principal was repaid.

Lease Obligations

The majority of the Company’s lease obligations relate to leases for office space, including the head office and exploration offices. These leases carry standard rights of sublet should the office space not be required.

Purchase Obligations

The Company does not have any material direct purchase obligations. The major indirect obligations relate to capital expenditures and the purchase of supplies at the operating mine entities. Purchase contracts associated with these expenditures normally contain standard termination clauses, although some include penalties. The only item shown in the table above is the Company’s share of the purchase contract for cement at the Yatela mine.

Rehabilitation

The amounts indicated in the table above are the Company’s share of the estimated decommissioning and rehabilitation costs that will be incurred at the four operating mines in which the Company has an interest. The timing of the expenditures is dependant upon the actual life of mine achieved.

Capital Expenditures

Capital expenditures for the Company primarily relate to expenditures made at the operating gold mines. At Tarkwa, the major expenditures are for the construction of a mill process facility and the purchase of a fleet of mining equipment. These expenditures will be financed in large part from internal cash flow generated by the operation. Any net impact on corporate liquidity is expected to be minimal. At Sadiola, a commitment may be made during the first half of 2004 to also purchase a fleet of mining equipment. It is expected that this purchase will be largely financed from internal cash flow at Sadiola, with minimal impact on corporate liquidity. All other capital requirements at the mining operations are sustaining in nature and will be financed through internal cash flow at the respective operation.

IAMGOLD CORPORATION	17

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles (GAAP). The accounting policies for the purposes of Canadian GAAP are described in note 1 to the consolidated financial statements. Significant differences between Canadian and US GAAP are described in note 19 to the consolidated financial statements.

Preparation of the consolidated financial statements requires management to make estimates and assumptions. Management considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

Mineral Reserves and Mineral Resources

A mineral reserve is a technical estimate of the amount of metal or mineral that can be economically extracted from a mineral deposit. Mineral reserve and mineral resource estimates are imprecise and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, which may prove to be unreliable. To determine the economics of extraction of the metal, reserve statements also require an estimate of the future price for the commodity in question and an estimate of the future cost of operations. A number of accounting estimates, as described below, are formulated from the reserve estimate.

Mining, Working and Royalty Interests

The carrying amounts shown on the balance sheet for mining, working and royalty interests are regularly tested for impairment of value. The critical variables in performing these tests are the reserve estimates, the estimate of future commodity prices and the estimate of the future costs of operation. An interest is considered impaired if its estimated future cash flow generation ability is less than its carrying value. If an impairment is identified, the interest is written down to its fair value. Impairment tests have been performed on mining, working and royalty interests using an estimated long-term price for gold of $340 per ounce. During 2002 and 2003, no interests were identified as impaired.

Impairment of Goodwill

The carrying value for the goodwill on the balance sheet is tested annually for impairment. Goodwill has been proportionately allocated to the Tarkwa/Damang reporting unit and the gold royalty reporting unit based upon the underlying fair values of the assets within these two reporting units.

As gold companies have a history of being valued at a premium to the fair value of their assets, the impairment test revolves around the excess of the market capitalization of the Company over the sum of the fair values of underlying tangible assets less monetary liabilities. The excess is allocated proportionately to the fair value of all gold reporting units, (the “Allocated Excess”). If the goodwill allocated to any reporting unit exceeds its Allocated Excess, the goodwill is written down to the amount of the Allocated Excess. No write-downs of goodwill were recorded in 2003.

Depreciation, Amortization and Depletion

Depreciation, amortization and depletion of mining, working and royalty interests (other than equipment) is generally provided on a units-of-production or life-of-mine basis so that the interest is fully amortized over the life of the mine. Equipment at the mining operations is usually depreciated over its estimated useful life. The reserve and resource estimate for the operation in question is the prime determinant of the life of the mine and the consequent level of depreciation and amortization recorded in any one quarter or year. Overestimation of the reserve will result in the provision of insufficient depreciation and amortization charges over the life of the operation.

IAMGOLD CORPORATION	18

The Sadiola and Yatela mines record depreciation on a life-of-mine basis as calculated from the proven and probable mineral reserves. Based on current calculations, both operations will be fully depreciated in 2007. The Sadiola mine has significant additional mineral resources, which are expected to be converted into reserves over the next two years. At the point that the resources become reserves, the mine life will be extended and the depreciation rates reduced accordingly.

Depreciation at Tarkwa is provided on a units-of-production basis with an estimated 7.4 million ounces of gold being produced over the remaining life of the mine from December 31, 2003. Depreciation at Damang is also provided on a units-of-production basis with an estimated 730,000 ounces being produced over the remaining life of the mine from December 31, 2003.

Rehabilitation Provisions

The operating entities producing gold at Sadiola, Yatela, Tarkwa and Damang are obligated to decommission and rehabilitate those mine sites to an acceptable environmental standard as each operation reaches the point of final closure. Estimates of these costs have been made by personnel at the operations and these estimates are regularly reviewed and updated. Each year, provisions are accrued on the earnings statement of the respective operating entities so that by the end of operations, sufficient amounts will have been expensed to cover the estimated final decommissioning and rehabilitation costs.

At Sadiola, decommissioning and rehabilitation expenses are estimated to total $11.3 million. The Company’s share is 38% or $4.3 million of which $2.0 million has been provided to date and is recorded on the balance sheet. At Yatela, decommissioning and rehabilitation expenses are estimated to total $9.5 million. The Company’s share is 40% or $3.8 million of which $1.5 million has been provided to date and is recorded on the balance sheet.

The current amounts estimated for Tarkwa and Damang are $13.5 million and $5.8 million respectively. The Company’s share of amounts accrued at Tarkwa and Damang are not shown on the Company’s balance sheet as these interests are equity accounted.

Exploration Properties

The Company expenses all exploration costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves.

Income Taxes

At the close of each accounting period, the Company estimates a liability for future income taxes. These taxes are primarily Canadian-based and arise from the difference between the book and the tax base of its assets and liabilities. As mining is capital intensive with long-lived assets, these future tax provisions can be significant. Future income taxes are provided at expected future rates for such tax. In 2003, the federal government reduced future rates of corporate income tax while the Ontario provincial government raised rates. In addition, Canadian GAAP requires the calculated liability for future income tax to be translated to the Company’s reporting currency of US dollars at current rates of exchange for each reporting period. There is no certainty that future income tax rates and exchange rates will be consistent with current estimates. Changes in tax and exchange rates increase the volatility of the Company’s earnings.

CHANGES IN CANADIAN ACCOUNTING POLICIES

Accounting for Asset Retirement Obligations

In 2003, the CICA issued Section 3110 of the Handbook, “Accounting for Asset Retirement Obligations.” Under Section 3110, the Company records the full amount of any obligation associated with the asset retirement, such as the reclamation associated with the end of a mine’s life, as a liability. At the same time, a corresponding asset is recorded which is depreciated over the life of the asset. The Company is required to adopt Section 3110 on January 1, 2004. Any impact under this guideline is not expected to be material.

IAMGOLD CORPORATION	19

Stock Based Compensation

In November 2003, the CICA issued Section 3870 of the Handbook, “Stock-based Compensation”. Under Section 3870, the Company is required to expense the estimated value of options issued to directors and employees on the earnings statement. The Company will retroactively adopt Section 3870 on January 1, 2004. The impact will result in a reduction to the 2004 opening retained earnings equal to the Company’s pro forma expense of $2.6 million for prior years relating to these options.

Forward Looking Statements:

Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others; economic, business and political conditions, decreases in the market, the price of gold, hazards associated with mining, labour disruptions, changes in government, exchange rates, currency devaluations; inflation and other macro-economic factors. These forward-looking statements speak only as of the date of this document.

The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

As at March 3rd, 2004, there were 145,521,179 million common shares of the Company issued and outstanding.
For further information contact:
Joseph F. Conway	Grant A. Edey	Thomas R. Atkins
President & Chief Executive Officer	Chief Financial Officer	Vice-President, Investor Relations
Tel: (416) 360-4710	North America Toll-Free: 1 (888) IMG-9999	Fax: (416) 360-4750

Please note:

This entire press release may be accessed via fax, email, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s email press release list, please contact us at info@iamgold.com.

IAMGOLD CORPORATION	20

Consolidated Statement of Earnings
(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended December 31, 2003

	Three months ended		Year ended
	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002

Revenue:
Gold sales	$27,447	$24,739	$96,607	$89,824
Royalties	1,880	-	4,504	-

	29,327	24,739	101,111	89,824
Expenses:
Mining	17,211	15,619	57,704	49,513
Depreciation and depletion	6,819	6,166	23,837	20,588
Amortization of royalty interests	1,048	-	2,715	-

	25,078	21,785	84,256	70,101

	4,249	2,954	16,855	19,723
Earnings from working interests	3,622	-	9,650	-

	7,871	2,954	26,505	19,723

Other expenses (income):
Corporate administration	2,512	1,161	6,626	3,539
Restructuring costs	(18)	-	987	-
Provision for litigation	-	2,900	-	2,900
Exploration	1,084	1,090	5,496	6,088
Foreign exchange	279	(9)	576	(47)
Investment income	(1,540)	(92)	(2,421)	(452)

	2,317	5,050	11,264	12,028

Earnings before income taxes	5,554	(2,096)	15,241	7,695
Income taxes (recovery):
Current	2,353	(68)	4,644	3,014
Future	(2,012)	(544)	(4,442)	(854)

	341	(612)	202	2,160

Net earnings	5,213	(1,484)	15,039	5,535

Number of common shares
Average outstanding during period	145,149,000	78,568,000	142,954,000	76,452,000
Outstanding at end of period	145,334,000	79,244,000	145,334,000	79,244,000
Basic net earnings per share	$0.04	$(0.02)	$0.11	$0.07
Diluted net earnings per share	$0.04	$(0.02)	$0.10	$0.07

Consolidated Statement of Retained Earnings
(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended December 31, 2003

	Dec. 31, 2003	Dec. 31, 2002

Retained earnings, beginning of year	33,709	30,693
Net earnings	15,039	5,535
Dividends	(6,725)	(2,519)

Retained earnings, end of year	$42,023	$33,709

See accompanying notes to the consolidated financial statements.

IAMGOLD CORPORATION	21

Consolidated Balance Sheet
(unaudited)
(United States Dollars in 000’s, except per share data)

As at December 31, 2003

	As at Dec. 31, 2003	As at Dec. 31, 2002

ASSETS

Current assets:
Cash and cash equivalents (note 2)	$66,675	$15,835
Gold bullion (market value - $60,394; 2002 - $33,377) (note 3)	47,283	30,578
Accounts receivable and other	21,443	17,450
Inventories	10,397	9,793

	145,798	73,656
Marketable securities	1,116	-
Long-term inventory	12,773	10,044
Long-term receivables	7,610	8,477
Working interests	59,806	-
Royalty interests	62,941	-
Mining interests	84,925	96,852
Future tax asset	47	304
Other assets	1,239	530
Goodwill	74,886	775

	$451,141	$190,638

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable & accrued liabilities	$27,259	$16,772

Long-term liabilities:
Deferred revenue	1,655	3,309
Future tax liability	21,264	3,310
Rehabilitation provision	3,518	2,150
Non-recourse loans payable (note 4)	11,342	13,091

	65,038	38,632

Shareholders’ equity:
Common shares (Issued: 145,333,845 shares;
2002 - 79,244,088 shares) (note 5)	342,208	118,289
Share options (note 5(c))	2,138	8
Share purchase loans	(266)	-
Retained earnings	42,023	33,709

	386,103	152,006

	$451,141	$190,638

See accompanying notes to the consolidated financial statements.

IAMGOLD CORPORATION	22

Consolidated Statements of Cash Flows
(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended December 31, 2003

	Three months ended		Year ended
	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002

Operating activities:
Net income	$5,213	$(1,484)	$15,039	$5,535
Items not affecting cash:
Earnings from working interests, net of dividends	(3,622)	-	(5,658)	-
Depreciation and amortization	7,923	6,172	26,646	20,626
Deferred revenue	(413)	(414)	(1,654)	(1,655)
Future income taxes	(2,012)	(544)	(4,442)	(854)
Share options	156	-	314	-
Gain on gold bullion	-	-	-	(67)
Gain on sale of marketable securities	(1,277)	-	(1,510)	-
Unrealized foreign exchange losses (gains)	385	378	2,995	182
Change in non-cash current working capital	(998)	(4,458)	(18)	(6,690)
Change in non-cash long-term working capital	(1,343)	2,403	(1,074)	1,860

	4,011	2,053	30,638	18,937

Financing activities:
Issue of common shares, net of issue costs	1,687	1,576	8,314	21,227
Dividends paid	-	-	(2,519)	(2,306)
Share purchase loan repayments	-	-	1,469	61
Restricted cash	-	-	-	6,033
Proceeds from non-recourse loans	(3)	(107)	(9)	374
Repayments of non-recourse loans	(597)	(2,371)	(2,002)	(14,258)

	1,087	(902)	5,253	11,131

Investing activities:
Net cash acquired from Repadre Capital Corporation	841	-	34,232	-
Mining interests	(1,772)	(1,284)	(9,965)	(8,908)
Note receivable	72	983	785	1,136
Distributions received (paid) from (to) working interests	1,517	(775)	3,762	-
Purchase of gold bullion	(181)	(987)	(16,154)	(31,992)
Proceeds from gold bullion sales	-	-	-	1,481
Proceeds from disposition of marketable securities	2,521	-	3,032	-
Other assets	(784)	(503)	(743)	(1,282)

	2,214	(2,566)	14,949	(39,565)

Increase (decrease) in cash and cash equivalents	7,312	(1,415)	50,840	(9,497)
Cash and cash equivalents, beginning of period	59,363	17,250	15,835	25,332

Cash and cash equivalents, end of period	$66,675	$15,835	$66,675	$15,835

Supplemental cash flow information:
Interest paid	$48	$129	$204	$564
Income taxes	2,116	721	4,314	3,015

See accompanying notes to the consolidated financial statements.

IAMGOLD CORPORATION	23

Notes to Consolidated Statements

(unaudited)
(Tabular amounts in thousands of United States Dollars except per share data)

For the period ended December 31, 2003

The interim consolidated financial statements of IAMGOLD Corporation (“the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2002.

1. Acquisition:

On January 8, 2003, the Company acquired all of the issued and outstanding shares and assumed all of the common share options of Repadre Capital Corporation (“Repadre”) in exchange for the issuance of 62,978,855 common shares and 2,712,000 replacement common share options (“Options”). Repadre, through its subsidiaries, owns non-controlling interests in mining operations in Ghana and owns royalties in diamond and gold mining operations. The purchase price has been determined to be $218,331,000, including acquisition costs of $820,000.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below.

Fair Value

Net tangible assets acquired:

Cash and cash equivalents	$34,232
Gold bullion	535
Accounts receivable	1,331
Marketable securities	2,481
Long-term receivables	1,444
Working interests	58,040
Royalty interests	65,656
Other assets	60
Accounts payable and other liabilities	(1,096)
Future tax liability	(19,238)
Goodwill	74,886

$218,331

Consideration paid:

Issue of 62,978,855 common shares of IMG	$212,929
Issue of 2,712,000 common share options of IMG	4,582
Cost of acquisition	820

$218,331

IAMGOLD CORPORATION	24

(a)	Accounting Policies:
The following represents accounting policies adapted by the Corporation as a result of the business combination.
Revenue Recognition
Revenue from the sale of gold is recognized when the gold doré is delivered to the refiner.
Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. The Company holds two types of royalties:
(i)

Revenue based royalties such as net smelter return (“NSR”) or gross proceeds royalties. Revenue royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner and revenue is recognized in accordance with the relevant agreement.

(ii)

Profits based royalties such as a net profits interests (“NPI”) or a Working Interest (“WI”). An NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues are defined in the relevant royalty agreements. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement. A WI is similar to an NPI except working interest holders have an ownership position. A working interest holder is liable for its share of capital, operating and environmental costs. The Company records its interest in the Tarkwa mine and the Damang mine as a working interest.

Goodwill

Goodwill with an indefinite life is tested for impairment at least annually to ensure that the fair value remains greater than or equal to book value. Any excess of book value over fair value would be charged to income in the period in which the impairment is determined.

2. CASH AND CASH EQUIVALENTS:

	Dec. 31, 2003	Dec. 31, 2002

Corporate	$53,171	$5,783
Joint ventures	13,504	10,052

	$66,675	$15,835

3. GOLD BULLION:

As at December 31, 2003, the Company held 144,743 ounces of gold bullion at an average cost of US$327 per ounce. The market value of this gold bullion, based on the market close price of $417 per ounce was $60,394,000.

4. NON-RECOURSE LOANS PAYABLE:

	Dec. 31, 2003	Dec. 31, 2002

Yatela loans	$11,342	$13,091
Note receivable from the Government of Mali, included in long-term receivables	6,635	7,420

Net Yatela obligation	$4,707	$5,671

IAMGOLD CORPORATION	25

5. SHARE CAPITAL:

Authorized:
Unlimited first preference of shares, issuable in series
 Unlimited second preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:

	Number of shares	Amount

Issued and outstanding, December 31, 2002	79,244,088	$118,289
Shares issued on acquisition of Repadre Capital Corporation (a)	62,978,855	212,829
Exercise of options - Q1, 2003	1,289,267	4,203
- Q2, 2003	234,167	830
- Q3, 2003	1,161,402	4,181
- Q4, 2003	426,066	1,866

Issued and outstanding, December 31, 2003	145,333,845	$342,208

(a)	On January 8, 2003, in connection with the acquisition of Repadre Capital Corporation (note 1), the Company issued 62,978,855 common shares and 2,712,000 replacement common share options with a value of $212,838,000, net of share issue costs of $91,000, and $4,582,000 respectively.
(b)	Share Option Plan:
The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company’s share option plan as of December 31, 2003 and changes during the year then ended is presented below. All exercise prices are denominated in Canadian dollars.

	Options	2003 Weighted Average Exercise Price

Outstanding, December 31, 2002	4,983,437	$5.18
Granted on acquisition of Repadre Capital Corporation (a)	2,712,000	2.65
Granted	880,000	7.60
Exercised - Q1, 2003	(1,289,267)	3.00
- Q2, 2003	(234,167)	2.53
- Q3, 2003	(1,161,402)	4.29
- Q4, 2003	(426,066)	5.20
Forfeited	(50,000)	4.37

Outstanding, December 31, 2003	5,414,535	$5.13

Options exercisable, December 31, 2003	4,033,869	$4.50

IAMGOLD CORPORATION	26

(c)	Stock-based compensation:

The Company expenses the fair value of all stock-based compensation granted to non-employees on or after January 1, 2002. During 2002, 150,000 options were granted to non-employees at an exercise price of Cdn$7.35 per option. The value of these options was calculated to be $2.35 per option. During 2003, $314,000 (2002 - $8,000) was recorded as compensation expense for these options. No new options were granted to non-employees during 2003.

Stock options granted to employees are accounted for as a capital transaction. The Company discloses the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method in the table below. The fair value of options granted subsequent to January 1, 2002 to employees is not expensed on the income statement.

In 2002, 507,000 options were granted to employees at an average exercise price of Cdn$7.28 per option. The fair value of these options is calculated to be $2.22 per option. In 2003, 830,000 options were granted to employees at an average exercise price of Cdn$7.60 per option. The fair value of these options is calculated to be Cdn$1.50 per option. The value of these options granted in 2002 and 2003 is expensed over the options’ vesting period of three years. Also in 2003, 773,000 modified options at an average exercise price of Cdn$5.40 per option were granted to non-continuing directors and severed employees as a result of the acquisition of Repadre. The fair value of these options is calculated to be $2.11 per option. The effect of expensing these options on the income statement is shown on a pro forma basis in the table below:

	Three Months Ended		Year Ended

	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002

Net earnings	$5,213	$(1,484)	$15,039	$5,535
Compensation expense related to fair
value of employee stock options	$1,575	$95	$2,474	$128

Pro forma earnings	$3,638	$(1,579)	$12,565	$5,407

Pro forma earnings per share,
Basic and diluted	$0.03	$(0.02)	$0.09	$0.07

The determination of the fair value of options is judgmental. The Company uses values calculated by the Black-Scholes option pricing model as a proxy for such fair value. Use of the Black-Scholes model has become the prevalent practice for estimating fair values of options. The Black-Scholes model, however, has some inherent weaknesses as it assumes that the options are tradable, have no vesting period and are transferable. Because of its limitations, the values produced from the Black-Scholes model do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

IAMGOLD CORPORATION	27

6. SEGMENTED INFORMATION:

(a)	Following the acquisition of Repadre Capital Corporation (note 1), the Company has identified the following reporting segments. The Company’s share in assets, liabilities, revenue and expenses, and cash flows in those segments are as below:

December 31, 2003	Joint Venture and Working Interests	Royalties	Corporate	Total

Cash and gold bullion	$13,504	$-	$100,454	$113,958
Other current assets	28,970	-	2,870	31,840
Long-term assets	104,379	78,073	3,330	185,782
Long-term assets related to working interests	119,561	-	-	119,561

	$266,414	$78,073	$106,654	$451,141

Current liabilities	14,316	-	12,943	27,259
Long-term liabilities	16,515	-	21,264	37,779

	$30,831	$-	$34,207	$65,038

Revenues	$106,257	$4,504	$-	$110,761
Operating costs of mine	58,379	-	-	58,379
Depreciation and amortization	23,837	2,715	94	26,646
Exploration expense	-	-	5,496	5,496
Other expense	9	-	7,991	8,000
Interest & investment expense
(income), net	(675)	-	(2,326)	(3,001)
Income taxes	4,571	126	(4,495)	202

Net income (loss)	$20,136	$1,663	$(6,760)	$15,039

7. CONTINGENCIES:

In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company’s share is $5.9 million. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit. The Company will be working with the other partners in the Yatela and Sadiola mines to negotiate a withdrawal of the audit claims, failing which the mines may elect to commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali.

IAMGOLD CORPORATION	28